Via Edgar

October 16, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark Kronforst, Accounting Branch Chief
Chris Davis, Senior Staff Accountant
Mark Shannon, Staff Accountant

Re:	Cogent, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 8-K Filed September 10, 2007
File No. 000-50947

Ladies and Gentlemen:

This letter confirms the conversation I had earlier today with Mark Shannon, Staff Accountant. Cogent, Inc. is diligently working on its response to the letter of comment from the staff of the Securities and Exchange Commission dated October 3, 2007, and expects to file such response within the next week.

Please contact me at (626) 799-8090 if you have any questions. Thank you.

Sincerely,

/s/ Paul Kim
Paul Kim
Chief Financial Officer

cc:	Scott Stanton (Morrison & Foerster LLP)
Tim Lovoy (Deloitte & Touche LLP)

209 Fair Oaks Avenue	South Pasadena, CA 91030	tel: (626) 799-8090	fax: (626) 799-8996